NEXPOINT

NYSE:NREF, MORTGAGE REIT

# NexPoint Real Estate Finance, Inc.

## Series B Cumulative Redeemable Preferred Stock

NexPoint Real Estate Finance, Inc. is a commercial mortgage real estate investment trust focused on lending to or investing in properties that are either stabilized or have a “light transitional” business plan concentrating in four real estate sectors: multifamily, single-family rental, life sciences, and self-storage.

Any investment in this company is speculative, illiquid, and involves a high degree of risk, including the potential loss of your entire investment.

OVERVIEW

# NexPoint Real Estate Finance, Inc. “NREF”


NREF
LISTED
NYSE
NEXPOINT
REAL ESTATE FINANCE

**We are committed to deploying capital in asset classes where we see opportunity for investors and where our senior management team has operating experience.**

**We believe our dedication to delivering value to our shareholders is evident in the performance of the company.**

Matthew McGraner
CHIEF INVESTMENT OFFICER

## COMPANY OVERVIEW

NexPoint Real Estate Finance, Inc. is a commercial mortgage real estate investment trust (REIT), with its shares of common stock listed on the New York Stock Exchange under the symbol “NREF.” The company concentrates on investments in real estate sectors where senior management has operating expertise, including multifamily, single-family rental (“SFR”), self-storage, life science, and manufacturing sectors in the top 50 metropolitan statistical areas.

The company’s primary focus is on lending to or investing in properties that are either stabilized or have a “light transitional” business plan. This means properties that require minimal deferred funding to support leasing or operational ramp-up, with most capital expenditures dedicated to value-added enhancements.

NREF is externally managed by NexPoint Real Estate Advisors VII, L.P., a subsidiary of NexPoint Advisors, L.P.

### ABOUT NEXPOINT

NexPoint is a Dallas-based, alternative investment advisor comprised of investment advisors and sponsors, a broker-dealer, and a suite of related investment vehicles, which, along with a network of affiliates, offer expertise in real estate, asset management, and financial services. Its cutting-edge platform offers its users differentiating investment solutions, such as public and private real estate investment trusts, tax-advantaged real estate vehicles, other private real estate offerings, open-end funds, closed-end funds, interval funds, and a business development company.

# Portfolio Highlights

**9%**
ANNUAL DIVIDEND FOR PREFERRED SERIES B

**12.9%**
OWNED BY MANAGEMENT AND EMPLOYEES[1]

**90.9%**
OF PORTFOLIO STABILIZED[2,4]

## ASSET TYPE[3]


LIFE SCIENCES
4.6%
SELF-STORAGE
1.5%
$2.0B
CURRENT PRINCIPAL BALANCE4,5
SINGLE-FAMILY RENTAL
45.8%
MULTIFAMILY
48.1%

## PRIORITY OF CASH FLOW PAYMENTS[6]

HIGHEST PRIORITY

58.7% DEBT

21.2% PREFERRED SHARES

20.1% COMMON EQUITY

LOWEST PRIORITY

## PORTFOLIO OVERVIEW

**5.4 Years**
AVERAGE REMAINING TERM[4]

**91.3%**
AVERAGE OCCUPANCY OF STABILIZED PORTFOLIO[4]

**1.77x**
WEIGHTED AVERAGE DEBT SERVICE COVERAGE RATIO[4]

1. Includes non-controlling interests. excludes ownership by funds advised or managed by affiliates or our adviser except to the extent of our management's pecuniary interest therein as of the close of trading November 1, 2023.

2. 90.9% of investments collateralized by stabilized property occupancy of 91.3% as of September 30, 2023.

3. Not inclusive of $400MM Series B preferred raised in the future.

4.As of September 30, 2023 and excluding common stock investments and the Hudson Montford Multifamily Property

5. Assumes $400MM of Series B preferred raised in the future.

6. The capital stack assumes 3Q23 financial position as well as a $400MM of Series B preferred is raised in the future.

OVERVIEW

# Diverse Portfolio of Investments by Investment Type

## INVESTMENT OBJECTIVE

Our primary investment objective is to generate attractive, risk-adjusted returns for stockholders over the long term. We intend to achieve this objective primarily by originating, structuring and investing in our target assets. We target lending or investing in properties that are stabilized or have a light transitional business plan with positive debt-service coverage ratios ("DSCR") and high-quality sponsors.

Through active portfolio management we seek to take advantage of market opportunities to achieve a superior portfolio risk-mix that delivers attractive total returns. Our external manager regularly monitors and stress-tests each investment and the portfolio as a whole under various scenarios, enabling us to make informed and proactive investment decisions.

### INVESTMENT TYPE


MORTGAGE BACKED SECURITIES
2.5%
MEZZ
8.4%
IO STRIPS
3.5%
CMBS B-PIECES
31.2%
PREFERRED
10.9%
SENIOR LOAN
42,8%
MSCR NOTES
0.7%
90.9%
OF PORTFOLIO STABILIZED[1]

## TARGET INVESTMENTS

### First-Lien Mortgage Loans
We make investments in senior loans secured by a first-priority mortgage on real estate properties. These loans can have different durations and interest rates, often with a final balloon payment.

### Mezzanine Loans
We originate or acquire mezzanine loans which are junior to first-lien mortgages but senior to the borrower's equity. These loans can be converted into preferred equity in certain situations.

### Preferred Equity
We make investments that are subordinate to any mortgage or mezzanine loan, but senior to the common equity of the borrower. They typically receive a preferred return from the issuer's cash flow instead of interest payments and may have control rights in case of default.

### CMBS B-Pieces
We make investments in the junior-most bonds in commercial mortgage-backed securities ("CMBS") securitization pools. These bonds represent portions of pools of commercial real estate loans that are sold to different investors.

### CMBS I/O Strips
We make investments in CMBS I/O Strips, which are interest-only components of CMBS securitization that represent the interest portion of mortgage loans.

### MSCR Notes
We make investments in multifamily structured credit risk ("MSCR") Notes, which allow investors to share in the credit risk associated with eligible multifamily mortgages offering exposure to the U.S. multifamily housing market with the backing of industry-leading standards.

### Mortgage-Backed Securities
We make investments in mortgage-backed securities that bundle home loans and other real estate debt, providing periodic payments similar to bond coupon payments.

### Convertible Notes
We originate or acquire convertible notes that are subordinate to any first mortgage and can be converted into common equity of the borrower.

1. 90.9% of investments collateralized by stabilized occupancy of 91.3% as of September 30, 2023. As of September 30, 2023 and excluding common stock investments and the Hudson Montford Multifamily Property.

## PERCENTAGE OF TOTAL OUTSTANDING PRINCIPAL BALANCE


0%
<2.5%
3-9%
10%+


MULTIFAMILY
SINGLE-FAMILY RENTAL
SELF-STORAGE
LIFE SCIENCES

## TARGET ASSETS



### MULTIFAMILY

Multifamily investments are marked by historically low losses on Freddie Mac debt issuances secured by multifamily assets, even during periods of market stress. Aggregate losses in Freddie Mac's origination history have averaged 2 basis points per year dating back to 2009.[1] This asset class has demonstrated resilience. Occupancies in this sector remain at all-time highs, with strong underlying fundamentals.



### SINGLE-FAMILY RENTAL

We believe single-family rental investments share a similarity to multifamily assets in terms of stability and potential. With high occupancies and robust fundamentals, single-family rental ("SFR") investments showcase strength and steady growth potential. SFR loan portfolio offers a strong interest rate spread. This asset class is also part of the Freddie Mac forbearance program, designed to mitigate cash flow interruptions for bondholders.



### SELF-STORAGE

Self-storage investments have historically outperformed other real estate asset types during economic downturns. Record-high occupancies and strong demand contribute to its continued success. Amid economic challenges, self-storage remains a steady and promising investment opportunity.



### LIFE SCIENCES

Advances in technology, increased spending in the field, and a growing pool of medical talent have created substantial demand for real estate that meets the unique and specific requirements of the life sciences sector. This asset class presents an opportunity for steady growth and stability, driven by long-term demand trends.

1. Freddie Mac K-Deal Performance; 2009-August 2023



# Offering Terms

**Offering Size:** $400 Million

**Price Per Share:** $25.00

**Investment Minimums:**

Qualified Accounts: $5,000
Non-Qualified Accounts: $5,000

**Tax Reporting:** Form 1099

**Annual Dividend:** 9% Annual Dividend; Paid Monthly[1]

**Stockholder Redemption Terms:**[2]

Upon issuance, for Liquidation Value, less a 12% redemption fee;
After 1 year, for Liquidation Value, less a 9% redemption fee;
After 2 years, for Liquidation Value less a 6% redemption fee;
After 3 years, for Liquidation Value less a 3% redemption fee;
After 4 years, for Liquidation Value

Redemptions may be made in cash or in common stock at NREF's election

**Company Redemption Terms:**[2]

After 2 years, NREF may redeem for Liquidation Value in cash or shares of common stock

1.Payment of dividends is not guaranteed. Dividends may be paid from sources other than cash flow from operations. 2. Holder redeptions may begin on the first day of the month following initial issuance. Redemption pricing starts on the first day of the month following the applicable hold period.

# Risks and Disclosures

This sales and advertising literature does not constitute an offer to sell nor a solicitation of an offer to purchase the Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock") described herein. An offering will be made only by NREF (the "Company") with the prospectus and any accompanying prospectus supplement. This sales and advertising literature must be read in conjunction with or accompanied by the prospectus and any accompanying prospectus supplement in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus and any accompanying prospectus supplement must be made available to you in connection with the offering. None of the U.S. Securities and Exchange Commission ("SEC") or any other state regulators have passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful.

NREF is a publicly traded real estate investment trust (REIT), with its common stock listed on the New York Stock Exchange under the symbol "NREF" primarily focused on originating, structuring and investing in first-lien mortgage loans, mezzanine loans, preferred equity, convertible notes, multifamily properties and common stock investments, as well as multifamily commercial mortgage-backed securities securitizations, multifamily structured credit risk notes and mortgage-backed securities.

An investment in NREF involves substantial risk. See the "Risk Factors" sections of the prospectus and any accompanying prospectus supplement for a discussion of material risks related to an investment in NREF's Series B Preferred Stock, which include, but are not limited to, the following:

- There is currently no public trading market for our Series B Preferred Stock, and one may never exist; therefore, a holder's ability to dispose of shares of Series B Preferred Stock will likely be limited.
- Because we conduct substantially all of our operations through NexPoint Real Estate Finance Operating Partnership, L.P. ("OP"), our ability to pay dividends on our Series B Preferred Stock depends almost entirely on the distributions we receive from the OP. We may not be able to pay dividends regularly on our Series B Preferred Stock.
- The rights of the holders of our Series B Preferred Stock or of our common stock (which holders of Series B Preferred Stock may become upon receipt of redemption payments in shares of our common stock for any shares of Series B Preferred Stock) could be subordinated and/or diluted by the incurrence of additional debt or the issuance of additional shares of preferred stock or common stock, as applicable, and other transactions.
- The Company's 5.75% Senior Unsecured Notes due 2026, the OP's 7.50% Senior Unsecured Notes due 2025 and future offerings of debt securities or shares of our capital stock expressly designated as ranking senior to our Series B Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up may adversely affect value of our Series B Preferred Stock.
- The Series B Preferred Stock has not been rated.
- In the event a holder of our Series B Preferred Stock exercises their redemption option we may redeem such shares of Series B Preferred Stock either for cash, or for shares of our common stock, or any combination thereof, in our sole discretion.
- Dividend payments on the Series B Preferred Stock are not guaranteed. We may use borrowed funds or funds from other sources to pay dividends, which may adversely impact our operations.
- We intend to use the net proceeds from the offering of the Series B Preferred Stock to fund future investments and for other general corporate purposes, but the offering will not be conditioned upon the closing of pending property investments and we will have broad discretion to determine alternative uses of proceeds.
- The Series B Preferred Stock will bear a risk of early redemption by us.
- There is no guarantee we will exercise our option to redeem all or a portion of the Series B Preferred Stock in connection with a change of control.
- Holders of the Series B Preferred Stock will be subject to inflation risk.
- Holders of the Series B Preferred Stock have extremely limited voting rights.
- The amount of the liquidation preference is fixed and holders of Series B Preferred Stock will have no right to receive any greater payment.
- Our charter, including the Articles Supplementary establishing the Series B Preferred Stock, contains restrictions upon ownership and transfer of such preferred stock and shares of our common stock which may be issued upon the redemption of shares of Series B Preferred Stock, at the Company's option.
- Our ability to pay dividends or redeem shares is limited by the requirements of Maryland law.
- If our common stock and the Series A Cumulative Redeemable Preferred Stock are no longer listed on the NYSE or another national securities exchange, we may be required to terminate any continuous offering(s) of Series B Preferred Stock.
- To the extent that our distributions represent a return of capital for tax purposes, stockholders may recognize an increased gain or a reduced loss upon subsequent sales (including cash redemptions) of their shares of Series B Preferred Stock.
- Holders of Series B Preferred Stock may recognize dividend income on constructive dividends without a corresponding cash payment.
- Shares of Series B Preferred Stock may be redeemed for shares of our common stock, which rank junior to the Series B Preferred Stock with respect to dividends and upon liquidation.
- We established the offering price for the Series B Preferred Stock pursuant to discussions among us and our affiliated dealer manager; as a result, the actual value of an investment in the Series B Preferred Stock may be substantially less than the amount paid.
- The dealer manager's relationship with us and the payment to it of substantial commissions and fees in connection with this offering may cause a conflict of interest and may hinder the dealer manager's performance of its due diligence obligations.
- If we fail to pay dividends to holders of our preferred stock or otherwise lose our eligibility to file registration statements on Form S-3 with the SEC, it may impair our ability to raise capital in the Series B Preferred Stock offering.
- Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in the Series B Preferred Stock offering, which could harm our ability to achieve our investment objectives.

Additional material risks related to an investment in NREF's Series B Preferred Stock include other risks under Part I, Item 1A, "Risk Factors" in NREF's Annual Report on Form 10-K filed with the SEC, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC. You should review these risk factors and the risk factors in the prospectus and any accompanying prospectus supplement carefully before investing in the Series B Preferred Stock.

NREF has a shelf registration statement on Form S-3 (No. 333-263300) that the SEC declared effective on March 14, 2022, pursuant to which the offering of the Series B Preferred Stock is being made. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(833) 697-7253.

Summary of Fees and Expenses: Investors will be subject to the following fees and expenses as part of the offering: selling commissions, dealer manager fee, and other offering expenses. Please see the prospectus and any accompanying prospectus supplement for a complete listing of all fees and expenses related to the offering.

This material contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include, among others, statements regarding the payment of dividends, the Company's intent not to list the Series B Preferred Stock, certain risks related to the Series B Preferred Stock and other statements identified by words such as "expect," "intend," "may," "will," "could," the negative version of these words and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on NREF's current expectations and assumptions regarding capital market conditions, NREF's business, the economy and other future conditions. Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond NREF's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, and those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company's Annual Report on Form 10-K and the Company's other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. Any forward-looking statement made in this material speaks only as of the date on which it is made. NREF undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NEXPOINT

## ADDRESS

300 Crescent Court
Suite 700
Dallas, TX 75201

## CONTACT

Phone: (833) 697-7253
Email: info@nexpoint.com
Website: www.nexpoint.com

NEX-NREF-PREF-BROCH
11.02.2023